 June 3, 2011

Julie F. Rizzo, Esq.
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Deutsche Mortgage & Asset Receiving Corporation
Registration Statement on Form S-3
Filed on February 9, 2011
Amendment No. 3 to Registration Statement on Form S-3
Filed on May 13, 2011 (File No. 333-172143)

Dear Ms. Rizzo:

We are counsel to Deutsche Mortgage & Asset Receiving Corporation (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed Max Webb’s letter dated May 20, 2011 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and have discussed the comment contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in Pre-Effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”) submitted herewith.  Enclosed herewith are two courtesy copies of Amendment No. 4, both of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 4 are to the marked versions.

Prospectus

Description of Credit Support, page 71

Overcollateralization, page 72

1.
We note your response to our prior comment two.  Please revise the second paragraph of this section so that the disclosure in this paragraph matches the disclosure in the prospectus supplement added in response to our prior comment two or advise.

Julie F. Rizzo, Esq. United States Securities and Exchange Commission June 3, 2011 Page 2

The Staff’s requested change has been made on page 73 of the Prospectus.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Anna H. Glick, Esq.
Anna H. Glick, Esq.

cc:	Helaine Kaplan
(Deutsche Mortgage & Asset Receiving Corporation)

Kevin C. Blauch, Esq.
(Sidley Austin LLP)